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Our ref CMP-0014-01

02 JUN 18 AM 11:45

ERG
GROUP

02034962

31 May 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Media Release headed "ERG Cost Reductions Achieved".

Yours faithfully

pp **Clare Barrett-Lennard**
Company Secretary

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

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247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

DATE 31 May 2002

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG
GROUP

MEDIA RELEASE

ERG Cost Reductions Achieved

ERG today confirmed that its targeted cost reductions, announced in February 2002, have been achieved and exceeded.

At that time, ERG indicated it was hoping to achieve cost reductions of $20 million annualised, based on costs as at 31 October 2001.

The reduction has been possible as a result of:

- the acquisition and merger with Proton World;
- the completion of several major projects (including the major development phase for the Manchester project, completion of Singapore and the first phase of San Francisco); and
- the completion of the major phase of development of ERG's core technology.

The major cost savings have come from the project and R&D resource numbers. Since October 2001, the total staff numbers (including Proton) have reduced from 1,189 to 925. This reduction included a considerable number of contractors working on projects.

The total annualised savings achieved have reached approximately $27 million and the cost of the restructure is approximately $6 million which is being expensed in the current half-year.

Further cost savings are expected to be achieved when the Belgian operations of ERG and Proton World are amalgamated in August/September 2002.

–END–

BACKGROUND INFORMATION

ERG Group

ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The ERG Group includes Belgian-based Proton World, specialising in high security, payment and identity smart card systems. The Group has 17 offices across 13 countries. ERG's customer list includes automated fare collection projects in more than 200 cities and in excess of 500 banks through Proton's licence agreements. Throughout the world, the ERG Group has more than 50 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

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